Feutune Light Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

May 1, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Ingram, Sarah Sidwell, Charles Eastman and Hugh West

Re:	Feutune Light Acquisition Corporation

Amendment No.4 to Registration Statement on Form S-4

Filed on April 26, 2024

File No. 333-275933

Ladies and Gentlemen:

Feutune Light Acquisition Corporation (“we”, “us”, “our”, “FLFV” or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 30, 2024 (the “Letter”), regarding the Company’s Registration Statement on Form S-4 referenced above (as amended by that certain Amendment No. 4 to Form S-4 filed with the Commission on April 26, 2024, the “Registration Statement”). Contemporaneously, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) publicly via EDGAR.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to Amendment No. 5, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4

General

1.	We note your disclosure that FLFV has until May 2, 2024 to submit a plan to regain compliance with Nasdaq’s Minimum Holders Rule. Please revise your disclosure to update the current status of Nasdaq compliance.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on pages xx, 62 and 157 of Amendment No. 5.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 121

2.	We understand the maximum redemption scenario (scenario 2) includes an assumption based on the FLFV stockholders’ approval of amending the charter to remove the $5,000,001 NTA requirement. Please revise to expand your disclosure in adjustment L (within Note 3 on page 127) to discuss the NTA assumption. In addition, discuss (and quantify) the maximum share redemption that could occur to consummate the merger transaction in the event the Proposal No. 2 does not get approved.

Response: We respectfully acknowledge the Staff’s comment and have revised our disclosure on page 127 of Amendment No. 5.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

cc:	Xuedong Tian
Yuanmei Ma
Wellen Sham
Arila Zhou, Esq.
Ze’-ev D. Eiger, Esq.
Andrew J. Sherman, Esq.